ABBOTT

Thomas C. Freyman Senior Vice President, Finance and Chief Financial Officer	Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064-6020	Telephone (847) 937-5926 Facsimile: (847) 938-6277

January 13, 2003

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
Attention: Steven Walker

RE: Vysis, Inc. (File No. 333-67030)

Ladies and Gentleman:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Vysis, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-67030) filed with the Securities and Exchange Commission (the "Commission") on August 7, 2001 (the "Registration Statement").

Following the filing of the Registration Statement, Abbott Laboratories ("Abbott") entered into a definitive agreement with the Company pursuant to which Abbott acquired all of the outstanding shares of the Company at $30.50 per share. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

Please provide David A. Schuette of Mayer, Brown, Row & Maw a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available Mr. Schuette's facsimile number is (312) 701-7711. Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. Schuette at (312) 701-7363.

Sincerely, VYSIS, INC.
By:	/s/ THOMAS C. FREYMAN Vice President